Prospectus Supplement No. 15

Filed Pursuant to Rule 424(b)(3)

File No. 333-269338

SeaStar Medical Holding Corporation

3513 Brighton Blvd,

Suite 410

Denver, CO 80216

(844) 427-8100

Prospectus Supplement No. 15

(to the Prospectus dated January 20, 2023)

This Prospectus Supplement No. 15 supplements and amends the prospectus dated January 20, 2023, as amended by Prospectus Supplement No. 1 dated February 13, 2023, Prospectus Supplement No. 2 dated February 15, 2023, Prospectus Supplement No. 3 dated March 16, 2023, Prospectus Supplement No. 4 dated March 31, 2023, Prospectus Supplement No. 5 dated March 31, 2023, Prospectus Supplement No. 6 dated May 10, 2023, Prospectus Supplement No. 7 dated May 19, 2023, Prospectus Supplement No. 8 dated May 23, 2023, Prospectus Supplement No. 9 dated June 12, 2023, Prospectus Supplement No. 10 dated June 21, 2023, Prospectus Supplement No. 11 dated July 5, 2023, Prospectus Supplement No. 12 dated August 14, 2023, Prospectus Supplement No. 13 dated August 15, 2023 and Prospectus Supplement No. 14 dated August 15, 2023 (the “Prospectus”), relating to the sale from time to time of up to 6,718,842 shares of our common stock by a selling shareholder.

On August 30, 2023, we filed with the U.S. Securities and Exchange Commission the attached Current Report on Form 8-K.

This Prospectus Supplement No. 15 should be read in conjunction with the Prospectus and is qualified by reference to the Prospectus except to the extent that the information in this Prospectus Supplement No. 15 supersedes the information contained in the Prospectus.

Our common stock is traded on the Nasdaq Stock Market under the symbol “ICU”. On September 8, 2023, the last reported sale price of our common stock was $0.19 per share.

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 8 of the Prospectus dated January 20, 2023.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Prospectus Supplement No. 15 is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement No. 15 is September 12, 2023.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): August 30, 2023

SeaStar Medical Holding Corporation

(Exact name of Registrant as Specified in Its Charter)

Delaware	001-39927	85-3681132
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

3513 Brighton Blvd, Suite 410 Denver, Colorado		80216
(Address of Principal Executive Offices)		(Zip Code)

Registrant’s Telephone Number, Including Area Code: 844 427-8100

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock par value $0.0001 per share	ICU	The Nasdaq Stock Market LLC
Warrants, each whole warrant exercisable for one share of Common Stock for $11.50 per share	ICUCW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement.

As previously reported on a Form 8-K filed on August 8, 2023, SeaStar Medical Holding Corporation (the “Company”) entered into the First Amendment to the Securities Purchase Agreement (as amended, the “SPA”), dated March 15, 2023, between the Company and an institutional investor (the “Purchaser”), pursuant to which the Purchaser may purchase additional convertible promissory notes of the Company (the “Notes”), convertible into shares of common stock of the Company (“Common Stock”), in an aggregate principal amount up to $2 million, provided that the Purchaser shall purchase additional Notes in an aggregate principal amount of $1 million in two tranches no later than September 5, 2023. On August 7, 2023, the Company closed the first tranche of this additional funding by issuing a Note with an initial conversion price of $0.20, in a principal amount of $543,478.26, and a Warrant to purchase up to 738,791 shares of Common Stock. On August 30, 2023, the Company closed the second tranche by issuing a Note with an initial conversion price equal to the lowest of (i) $0.20, (ii) the closing sale price of Common Stock on the trading day immediately preceding the date of conversion of the Note, and (iii) the average closing sale price of the Common Stock for the five (5) consecutive trading days immediately preceding the conversion date of the Note, in a principal amount of $543,478.26, and a Warrant to purchase up to 738,791 shares of Common Stock. In connection with the second closing, on August 30, 2023, the Company entered into a side letter with the Purchaser (the “Letter Agreement”), pursuant to which the Company agrees to adjust the conversion price of all Notes issued under the SPA, including all Notes issued in prior closings under the SPA, to the lowest of (i) $0.20, (ii) the closing sale price of Common Stock on the trading day immediately preceding the date of conversion of the Note, and (iii) the average closing sale price of the Common Stock for the five (5) consecutive trading days immediately preceding the conversion date of the Note.

For more information about the terms of the Securities Purchase Agreement and related transaction documents, including the terms of the Note and registration rights agreement, please see the Form 8-K filed by the Company on March 16, 2023.

The foregoing description of the Letter Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement, a copy of which is attached as Exhibit 10.1 hereto and incorporated herein by reference.

Item 2.03 Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

The disclosure provided under Item 1.01 is hereby incorporated by reference into this Item 2.03.

Item 3.02 Unregistered Sales of Equity Securities.

The information set forth under Item 1.01 is incorporated by reference into this Item 3.02.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description
10.1	Letter Agreement, dated August 30, 2023, by and between the Company and 3i, LP
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SeaStar Medical Holding Corporation

	By:	/s/ Eric Schlorff
Date: August 30, 2023	Name:	Eric Schlorff
	Title:	Chief Executive Officer

Execution Version

Exhibit 10.1

                                         August 30, 2023

3i, LP

140 Broadway FL 38

New York, NY 10005

Re: Modification of the Senior Unsecured Convertible Notes under the Securities Purchase Agreement and certain other terms

Dear Sirs:

Reference is made to (i) that certain Securities Purchase Agreement, dated as of March 15, 2023 (as amended to date, the “Purchase Agreement”), between SeaStar Medical Holding Corporation (the “Company”) and the purchaser identified therein (the “Purchaser”), (ii) the Senior Unsecured Convertible Notes issued on March 15, 2023, May 12, 2023, and August 7, 2023 (collectively, the “Existing Notes”), (iii) that certain letter agreement between the Company and the Purchaser, dated August 7, 2023 (the “First Letter Agreement”), and (iv) the other transaction documents, as modified from time to time, referred to collectively, as the “Transaction Documents”. Capitalized terms used but not defined herein shall have the meanings given to them in the Purchase Agreement, or if not defined therein, in the applicable Notes, or if not defined therein, in the applicable Transaction Document, in each case as of the date hereof.

This letter agreement (this “Letter Agreement”) confirms our recent discussions about, among other matters, certain modifications to the Senior Unsecured Convertible Notes and the Purchase Agreement.

(1) This Letter Agreement shall be deemed to be a Transaction Document under the Purchase Agreement; (2) Pursuant to Section 2(c) of the Purchase Agreement, this Letter Agreement shall serve as a notice that an Additional Closing shall occur at 9:00 am ET on August 30, 2023 for an Additional Subscription Amount of $500,000; (3) In connection with such Additional Closing, the Company and the Purchaser hereby waive the condition in Section 2(c) of the Purchase Agreement that the VWAP of the Common Stock for each of the previous ten (10) consecutive Trading Days shall be above $0.20; and (4) Notwithstanding paragraph 2 of the First Letter Agreement, (A) Pursuant to and in accordance with Section 7(f) of each Existing Note, the Conversion Price of such Existing Note which remains outstanding as of even date hereof shall be equal to the lowest of (i) $0.20, (ii) the Closing Sale Price on the Trading Day immediately preceding the Conversion Date, and (iii) the average Closing Sale Price of the Common Stock for the five (5) consecutive Trading Days immediately preceding the Conversion Date, such Conversion Price to become effective as of the date of this Letter Agreement and apply through the applicable Maturity Date, and (B) the Conversion Price of any Notes issued on any Additional Closing Date, including the date hereof, under the Transaction Documents shall be equal to the lowest of (i) $0.20, (ii) the Closing Sale Price on the Trading Day immediately preceding the Conversion Date, and (iii) the average Closing Sale Price of the Common Stock for the five (5) consecutive Trading Days immediately preceding the Conversion Date.

This Letter Agreement is a Transaction Document and is limited as written. As of the date first written above, each reference in the Purchase Agreement or any other applicable Transaction Document to “this Agreement,” “hereunder,” “hereof,” “herein,” or words of like import, and each reference in the other Transaction Documents to such Purchase Agreement or other Transaction Documents (including, without limitation, by means of words like “thereunder,” “thereof” and words of like import), shall refer to the Purchase Agreement as modified thereby, and this Letter Agreement and the Purchase Agreement shall be read together and construed as a single agreement. The execution, delivery and effectiveness of this Letter Agreement shall not, except as expressly provided herein, (A) waive or modify any right, power or remedy under, or any other provision of, any Transaction Document or (B) commit or otherwise obligate any Purchaser to enter into or consider entering into any other amendment, waiver or modification of any Transaction Document.

All communications and notices hereunder shall be given as provided in the Transaction Documents. This Letter Agreement (a) shall be governed by and construed in accordance with the law of the State of New York, (b) is for the exclusive benefit of the parties hereto and the other Purchasers and beneficiaries of the Purchaser Agreement and, together with the other Transaction Documents, constitutes the entire agreement of such parties, superseding all prior agreements among them, with respect to the subject matter hereof, (c) may be modified, waived or assigned only in writing and only to the extent such modification, waiver or assignment would be permitted under the Transaction Documents (and any attempt to assign this Letter Agreement without such writing shall be null and void), (d) is a negotiated document, entered into freely among the parties upon advice of their own counsel, and it should not be construed against any of its drafters and (e) shall survive the satisfaction or discharge of the amounts owing under the Transaction Documents. The fact that any term or provision of this Letter Agreement is held invalid, illegal or unenforceable as to any person in any situation in any jurisdiction shall not affect the validity, enforceability or legality of the remaining terms or provisions hereof or the validity, enforceability or legality of such offending term or provision in any other situation or jurisdiction or as applied to any person.

This Letter Agreement is expressly conditioned on the Company’s Board of Directors approving this Letter Agreement and all undertakings thereto in all respects and providing written evidence of the same to the Purchaser by August 30, 2023.

Kindly confirm your agreement with the above by signing in the space indicated below and by PDFing a partially executed copy of this letter to the undersigned, and which may be executed in identical counterparts, each of which shall be deemed an original but all of which shall constitute one and the same agreement.

Very truly yours,

SEASTAR MEDICAL HOLDING CORPORATION

By:	/s/ Eric Schlorff
Name:	Eric Schlorff
Title:	Chief Executive Officer

AGREED AND ACCEPTED:

3i, LP

By:	/s/ Maier J. Tarlow
Name:	Maier J. Tarlow
Title:	Manager on Behalf of the GP